SPHERE 3D CORPORATION

MANAGEMENT INFORMATION CIRCULAR

As at April 25, 2014

SOLICITATION OF PROXIES

            This Management Information Circular (the “Circular”) is furnished to shareholders of Sphere 3D Corporation (the “Corporation” or “Sphere 3D”) in connection with the solicitation by and on behalf of the management of the Corporation of proxies to be used at the annual and special meeting of shareholders (the “Meeting”) of the Corporation to be held at The Conservatory Suite, St. Andrew’s Club & Conference Centre, 150 King Street West, Toronto, Ontario on Tuesday, May 27, 2014 at 10:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the attached Notice of Annual and Special Meeting of Shareholders (the “Notice”).

            Solicitations may be made by mail and supplemented by telephone or other personal contact by the officers, employees or agents of the Corporation without special compensation. Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation materials to the beneficial owners of the common shares of the Corporation (the “Shares”). The cost of any such solicitation will be borne by the Corporation.

            The board of directors of the Corporation (the “Board”) has fixed the record date for the Meeting to be the close of business on April 16, 2014 (the “Record Date”). Shareholders of record as of the Record Date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date.

APPOINTMENT AND REVOCATION OF PROXIES

            The persons named in the accompanying form of proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) to attend and represent him or her at the Meeting other than those persons named in the enclosed form of proxy. Such right may be exercised by striking out the printed names and inserting such other person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy. A form of proxy will not be valid unless it is completed, dated, signed and delivered to the office of the registrar and transfer agent of the Corporation, TMX Equity Transfer Services, Attention: Proxy Department, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, fax number (416) 595-9593, not less than 48 hours (excluding Saturday, Sunday and statutory holidays) preceding the Meeting or an adjournment of the Meeting.

            A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy.

            A proxy may be revoked by depositing an instrument in writing, executed by the shareholder or his or her attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or signed by a duly authorized officer or attorney for the corporation at the office of TMX Equity Transfer Services, Attention: Proxy Department, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, fax number (416) 595-9593, at any time, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the Meeting or an adjournment of the Meeting at which the proxy is to be used.

            In addition, a proxy may be revoked by the shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation within the time period set out under the heading “Voting of Proxies”, or by the shareholder personally attending the Meeting or any adjournment thereof and voting his or her Shares. Any revocation made or delivered at the Meeting or any adjournment thereof shall be valid only with respect to matters not yet dealt with at the time such revocation is received by the Chairman of the Meeting.

VOTING OF PROXIES

            All Shares represented at the Meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote FOR of all the matters set out herein.

            The enclosed form of proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. At the date of this Circular, the Corporation is not aware of any amendments to, or variations of, or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

            Proxies, to be valid, must be deposited at the office of Equity Financial Trust Company, Attention: Proxy Department, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, fax number (416) 595-9593, not less than 48 hours (excluding Saturday, Sunday and statutory holidays) preceding the Meeting or an adjournment of the Meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS ON VOTING THEIR SHARES

            The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold their Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of CDS Clearing and Depository Services Inc., which acts as depositary for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

            Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by his or her broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Services (“BICS”). BICS typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to BICS. BICS then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. A Beneficial Shareholder receiving a proxy with a BICS sticker on it cannot use that proxy to vote Shares directly at the Meeting. The proxy must be returned to BICS well in advance of the Meeting in order to have the Shares voted at the Meeting.

            Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

            These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

            By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

            The Corporation is authorized to issue an unlimited number of Shares, of which, as of April 16, 2014, 23,269,271 Shares were issued and outstanding and entitled to vote at the Meeting on the basis of one vote for each Share held.

            The holders of Shares of record at the close of business on the Record Date are entitled to vote such Shares at the Meeting on the basis of one vote for each Share held.

            To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, the following persons beneficially own, control or direct, directly or indirectly, more than 10% of the issued and outstanding Shares:

Name of Shareholder	Number of Shares	Percentage of Shares
Mario Biasini President and Director of the Corporation(1)(2)	2,746,429	11.8%
Pinetree Capital Ltd. (3) (investment and merchant banking firm)	2,825,000	12.1%

Note:

(1)

Includes 1,146,429 Shares held directly by Mr. Biasini, 300,000 Shares held indirectly through his wife, Sandra Biasini, 300,000 Shares held indirectly in trust for his daughter, Vanessa Biasini, and 1,000,000 Shares held indirectly by his wholly-owned company, Promotion Depot Inc.

(2)

Mr. Biasini has entered into a private share transfer agreement pursuant to which he has agreed to transfer 500,000 Shares held in escrow to a director of the Corporation, subject to receipt of various approvals.

(3)

Information is obtained from Pinetree Capital Ltd. (“Pinetree”). Pinetree together with its joint actors owns, directly and indirectly, an aggregate of 2,525,000 Shares, including the and right to acquire an additional 300,000 Shares upon exercise of certain convertible securities, representing approximately 12.1% of all issued and outstanding Shares as at the date hereof, calculated on a partially diluted basis assuming the exercise of the convertible securities only.

PARTICULARS OF MATTERS TO BE ACTED UPON

            To the knowledge of the Corporation’s directors, the only matters to be placed before the Meeting are those matters set forth in the accompanying Notice of Meeting relating to (i) the receipt of the financial statements and auditors’ report thereon; (ii) the election of directors; (iii) the appointment of auditors, and (iv) the amendment of the Corporation’s stock option plan.

I.          Presentation of the Audited Annual Financial Statements

            Management, on behalf of the Board, will submit to the shareholders at the Meeting the Consolidated Financial Statements of the Corporation for the fiscal year ended December 31, 2013 and the Auditor’s Report thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken. The Consolidated Financial Statements and Auditor’s Report have been mailed to shareholders who requested them.

II.         Election of Directors

            The Board presently consists of six (6) directors, all of whom are elected annually. The Board has fixed the number of directors to be elected at the Meeting at six (6). It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed pursuant to the by-laws of the Corporation, unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (Ontario) or the Corporation’s by-laws. It is the intention of the management designees, if named as proxy, to vote FOR the election of said persons to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his or her proxy that his or her Shares are to be withheld from voting in the election of directors.

The following table sets out the names of persons proposed to be nominated by management for election as a director; all positions and offices in the Corporation held by them; their principal occupation for the last five years; the periods during which they have served as a director; and the number of Shares beneficially owned or controlled, directly or indirectly, by them or over which control or direction is exercised, as of the date hereof. Each director elected will hold office until the next annual meeting of the Corporation, unless his office is earlier vacated in accordance with the by-laws of the Corporation or becomes disqualified to act as a director.

Name, Position and Province/State and Country of Residence	Director Since (1)	Principal Occupation	Holding of Outstanding Common Shares (2)
Peter Ashkin (3), (4), (5), (6) Director California, USA	January 16, 2012	President, Peter Ashkin Consulting; Owner and Operator of Red Head Ranch LLC	30,000 / 0.01%
Mario Biasini (3) President and Director Ontario, Canada	October 21, 2009	President, Sphere 3D Corporation	2,746,429 / 11.8%
Glenn M. Bowman (4), (5), (6),(7) Director Ontario, Canada	January 16, 2012	Managing Partner, Capital Canada	25,000 / 0.01%
Eric L. Kelly (3), (4), (5), (6),(7) Director and Chairman California, USA	July 15, 2013	President and Chief Executive Officer, Overland Storage, Inc.	0 / 0%
Jason D. Meretsky (6), (8) Director Ontario, Canada	January 16, 2012	Partner, Meretsky Law Firm	25,000 / 0.01%
Peter Tassiopoulos Chief Executive Officer and Director Ontario, Canada	March 7, 2014	Chief Executive Officer, Sphere 3D Corporation	100,000 / 0.04%

Notes:

(1)	Includes period as Director of the predecessor company, Sphere 3D Inc.
(2)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.
(3)

Mr. Biasini has entered into a private share transfer agreement pursuant to which which he has agreed to transfer 500,000 Shares held in escrow to a director of the Corporation, subject to receipt of various approvals.

(4)	Independent director. See “Corporate Governance – Board of Directors”.
(5)	Member of Audit Committee.
(6)	Member of Compensation Committee.
(7)	Member of the Nominating and Governance Committee.
(8)	Effective April 10, 2014, Mr. Meretsky ceased to be a member of the Audit Committee and the Nominating and Governance Committee.

Management recommends voting FOR the resolution to elect the nominated directors.

Further information about each proposed nominee for director is set out below:

Peter Ashkin, Director
Mr. Ashkin is a current member of the Board and also serves as the Chairman of its Compensation Committee. Mr. Ashkin is President of Peter Ashkin Consulting, based in Paso Robles, California, a consulting agency that focuses on high-tech start-up companies. Mr. Ashkin also owns and operates Red Head Ranch in Paso Robles, California, a producer of award winning wines. Previously, Mr. Ashkin served as President of the Technology Group for CanWest Mediaworks (2004 - 2006), at that time, Canada’s largest media company, with multiple locations across Canada consisting of newspapers, broadcast television and cable. Prior to CanWest, Mr. Ashkin served as President of Product Strategy for AOL (America Online) (2001 - 2004), at that time, the world’s largest Internet provider. Mr. Ashkin also served as Senior Vice President and Chief Technology Officer of Gateway Computer (1998 - 2001) and prior thereto a number of senior and executive management positions at both Toshiba Corporation and Apple Inc.

Mario Biasini, President and Director
Mr. Biasini has been a director of the Corporation since he co-founded the business in October 2009 and also serves as its President. Mr. Biasini is also the founder and President of Promotion Depot Inc., a private company in the graphic arts, lithographic printing, digital reproductions and promotional product industry. Founded in 2003, Promotion Depot is an innovative printing and promotion specialties company that has worked with Fortune 500 companies in Canada and the U.S., including: LG Electronics, Samsung, I Travel 2000, Novartis Consumer Health, Dairy Queen and Mentos. Mr. Biasini has over 20 years of operations management and industry contacts.

Glenn M. Bowman, Director
Mr. Bowman is a current member of the Board and serves as the Chairman of the Audit Committee. Mr. Bowman, FCPA, FCA, is Managing Partner with Capital Canada Limited; a recognized leader in providing investment banking services to predominantly mid-market companies, since 2003. Mr. Bowman is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. He served on the Accounting Standards Board of the Canadian Institute of Chartered Accountants from 2002 to 2006. Mr. Bowman’s responsibilities at Capital Canada include investment banking, financial advisory work (including fairness opinions and business and securities valuations), and financial restructuring services. Prior to joining Capital Canada, Mr. Bowman was the President and Director of investment bank Houlihan Lokey Howard & Zukin Canada where he was responsible for managing the Canadian operations, including new business and staff development (1996 - 2003). Mr. Bowman has extensive experience in a wide range of topics including mergers and acquisitions, private placements of debt and equity and preparation and assessment of financial forecasts. Mr. Bowman currently serves on the board of directors of Rockcliff Resources Inc. (TSXV: RCR), a Canadian resource exploration company, and a member of its audit committee (since 2010) and as a member of the board of directors of WireIE Holdings International Inc. (privately held), a global provider of IP based broadband wireless network solutions. Mr. Bowman previously served as Chairman of Alliance Financing Group Inc. (renamed Stream Ventures Inc.).

Eric L. Kelly, Chairman and Director
Mr. Kelly is a current member of the Board and serves as its Chairman, since July 2013. Mr. Kelly has served as Chief Executive Officer of Overland Storage, Inc. (Nasdaq: OVRL) since January 2009, its President since January 2010 and a member of its board of directors since November 2007. From April 2007 to January 2009, Mr. Kelly served as President of Silicon Valley Management Partners Inc., a management consulting and M&A advisory firm, which he co-founded in April 2007. Mr. Kelly has spent nearly 30 years in computer technology developing distinct operational, marketing and sales expertise. His previous corporate affiliations include Adaptec Inc., Maxtor Corp., Dell Computer Corp., Diamond Multimedia, Conner Peripherals and IBM. Mr. Kelly earned an M.B.A. from San Francisco State University and a B.S. in Business from San Jose State University.

Jason D. Meretsky, Director
Mr. Meretsky is a current member of the Board and previously served as its Chairman until July 2013. Since 2009, Mr. Meretsky has practiced corporate and securities law at his own firm, Meretsky Law Firm, as well as participated in various other entrepreneurial pursuits. Previously, he served as Executive Vice President, Corporate Development of Avid Life Media Inc., a Canadian based online media company (2008-2009) and Vice President and General Counsel of Enghouse Systems Limited (TSX: ESL), a public enterprise technology company (2004 - 2008). Prior thereto, Mr. Meretsky practiced corporate and securities law as a partner with Goodman and Carr LLP, a Toronto based full-service law firm. Mr. Meretsky previously served on the board of directors of CECO Environmental Corp. (Nasdaq: CECE) (2010-2013), BioSign Technologies Inc. (TSXV: BIO) (2011-2013), LiveReel Media Corporation (OTCBB: LVRL) (2010-2013) and Homeserve Technologies Inc. (2003-2011). Mr. Meretsky completed the Joint J.D./M.B.A Program from the Schulich School of Business at York University and from Osgoode Hall Law School and is a member in good standing of the Law Society of Upper Canada.

Peter Tassiopoulos, Chief Executive Officer and Director
Mr. Tassiopoulos is a current member of the Board and has served as the Chief Executive Officer of the Corporation since March 4, 2013. Mr. Tassiopoulos has extensive experience in information technology business development and global sales as well as a successful track record leading early-stage technology companies. He has been actively involved as a business consultant over the past 10 years, including acting as Chief Operating Officer and then Chief Executive Officer of BioSign Technologies Inc. (TSXV: BIO) from September 2009 to April 2011 and Chief Executive Officer of IgeaCare Systems Inc. from February 2003 to December 2008.

Certain Nominating and Voting Rights

            The Corporation entered into a Board Nominating Right Agreement dated July 15, 2013 whereby Mr. Kelly shall be entitled to nominate one director of the Corporation (the “Kelly Nominee”) provided Mr. Kelly and persons affiliated with Mr. Kelly collectively own (or have a right to acquire 1,850,000 or more Shares. Mr. Kelly shall serve as the Kelly Nominee unless he is unable to serve in such capacity.

            Certain shareholders of the Corporation holding 6,815,000 Shares representing approximately 29.3% of the issued and outstanding shares as of the date hereof, have entered into a Voting Agreement with Mr. Kelly whereby they would agree to vote in favour of the Kelly Nominee at all meetings where directors are appointed.

            Except as otherwise stated above, there are no other contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which a nominee is to be elected as a director.

Additional Disclosure Relating to Directors

            Except as set out below, to the knowledge of the Corporation, no proposed director of the Corporation:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

	i.	was subject to an order or an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii.

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes hereof, “order” means:

i.	a cease trade order;
ii.	an order similar to a cease trade order; or
iii.	an order that denied the relevant company access to any exemption under securities legislation, that was in effect for more than 30 consecutive days.

(b)

is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

III.        Appointment of Auditors

            The persons named in the enclosed form of proxy intend to vote for the re-appointment of Collins Barrow Toronto LLP, Chartered Accountants, of Toronto, Ontario, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix the auditors’ remuneration. Collins Barrow Toronto LLP was first appointed auditors of the Corporation effective December 1, 2011.

            On the representations of the said auditors, neither that firm nor any of its partners has any direct financial interest nor any material indirect financial interest in the Corporation or any of its subsidiaries nor has had any connection during the past three years with the Corporation or any of its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

            Management recommends voting FOR the resolution to appoint Collins Barrow Toronto LLP, Chartered Accountants, as the Corporation’s auditors and to authorize the Board to fix their remuneration.

IV.        Amendment of the Corporation’s Stock Option Plan

            The Sphere 3D Corporation stock option plan was initially approved by shareholders of the predecessor company and was subsequently adopted by the Corporation upon its amalgamation with T.B. Mining Ventures Inc. on December 20, 2012. With the approval of the shareholders, the Corporation’s stock option plan was amended and restated on September 16, 2013 from a 10% “rolling” stock option plan to a fixed stock option plan authorizing the issuance of up to 20% of the then current issued and outstanding Shares (the “Plan”).

Proposed Amendments to the Plan

            The Board has resolved to amend, subject to shareholder and regulatory approval, the Plan to increase the maximum number of Shares reserved for issuance pursuant to the exercise of options granted under the Plan by 1,275,000 Shares, from 3,375,000 Shares to 4,650,000 Shares, representing approximately 20% of the issued and outstanding Shares of the Corporation on a non-diluted basis. As at April 23, 2014, options to purchase a total of 301,251 Shares had been exercised and Options to purchase up to 2,910,000 Shares were reserved for issuance prior to the proposed amendment.

            The Board has also resolved to amend the Plan, subject to shareholder and regulatory approval, to provide that (i) the options granted under the Plan are non-transferrable, (ii) no options may be issued to any consultant if such issuance could result in the aggregate number of options granted under the Plan, together with any securities issued or granted pursuant to the Corporation’s other share compensation arrangements, to such consultant in a 12-month period will exceed 2% of the outstanding Shares, and (iii) no options may be issued to any eligible person if such issuance could result in the aggregate number of options granted under the Plan, together with any securities issued or granted pursuant to the Corporation’s other share compensation arrangements, to such eligible person in a 12-month period will exceed 2% of the outstanding Shares.

            A copy of the amended and restated Plan is attached hereto as Schedule “B” and has been blacklined to the original Plan adopted by the Corporation on September 16, 2013 to show the proposed changes.

Purpose of the Plan and Board of Directors’ Recommendation

            The purpose of the Plan is to attract, retain and motivate directors, officers, employees and consultants by providing them with the opportunity, through the exercise of options, to acquire a proprietary interest in the Corporation. The Board has concluded that the proposed amendment to the Plan is in the best interests of the shareholders of the Corporation.

            At the Meeting, Shareholders will be asked to pass a resolution as set out below approving a resolution amending the Plan as described above (the “Amendment Resolution”), which resolution must be approved by a majority of the votes cast at the Meeting.

            The Board recommends that Shareholders vote FOR the Amendment Resolution.

            The complete text of the resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

“BE IT RESOLVED THAT:

1.	the Corporation’s second amended and restated stock option plan (the “ Plan”), in the form attached as Schedule “B” to the Circular, is hereby approved and confirmed;

2.	all unallocated options issuable pursuant to the Plan, from time to time, are hereby approved and authorized for issuance; and

3.

any director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute, and, if appropriate, deliver all documents and instruments and to do all other things as in the opinion of such director or officer as may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of such action.”

            Unless a Shareholder directs that his or her Shares are to be voted against the Amendment Resolution, the management nominees named in the enclosed form of proxy will vote FOR the Amendment Resolution. A majority of the votes cast by shareholders at the Meeting shall be required to approve the Amendment Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

            For purposes of this Statement of Executive Compensation, a named executive officer of the Corporation (an “NEO”) means an individual who, at any time during the year, was

(a)	the Corporation’s chief executive officer;
(b)	the Corporation’s chief financial officer;
(c)

each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individuals who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

            The NEOs who are the subject of this Compensation Discussion and Analysis are Peter Tassiopoulos, the Chief Executive Officer of the Corporation (effective as of March 4, 2013), Mario Biasini, the President and former Chief Executive Officer of the Corporation, and T. Scott Worthington, the Chief Financial Officer of the Corporation.

Compensation Discussion and Analysis

            The Corporation does not have a formal compensation program in place other than entering into employment contracts with each NEO and paying base salaries, bonuses, expense allowances and benefits to the NEOs under the employment contracts, as well as granting stock options pursuant to the Plan to the NEOs. The Corporation recognizes the need to provide compensation packages that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The objectives of base salary are to recognize market pay, and to acknowledge the competencies and skills of individuals. The objectives of performance bonuses are to encourage and reward performances from the NEOs which result in positive developments for the Corporation, and are tied to such events as obtaining new funding; sale of the Corporation or substantially all of its assets; obtaining regulatory certifications and approvals; filing patent applications or obtaining patents; acquiring significant manufacturing or sales opportunities; and/or obtaining grant application approvals. The objective of expense allowances such as car allowances or home office allowances is to reimburse the NEOs for the costs and expenses incurred by the NEO as a result of the positions they hold with the Corporation. The objectives of stock option grants are to award achievement of long-term financial and operating performance and to focus on key activities and achievements which are critical to the ongoing success of the Corporation.

            The Corporation has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Corporation at competitive industry rates for work of a similar nature by reputable arm’s length service providers.

            The process for determining executive compensation relies solely on Board discussions without any formal objectives, criteria and/or analysis. Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Corporation’s securities.

            Annual Base Salary

            Base salary for the NEOs is determined by the Board primarily by comparison of the remuneration paid by other companies with the same size and industry and with publicly available information on remuneration.

            The annual base salary paid to the NEOs shall, for the purpose of establishing appropriate increases, be reviewed annually by the Board as part of the annual review of executive officers. The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board.

            Long Term Incentive Plan (LTIP)

            The Corporation does not have a formal or written LTIP in place, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation’s securities), was paid or distributed to the NEO during the most recently completed financial years ended December 31, 2013 and December 31, 2012. However, the Corporation provides performance bonuses in its employment contracts whereby certain officers are eligible for a base performance bonus equivalent to a percentage of their annual base salary, as calculated from time to time. The bonus is calculated in accordance with the bonus program to be determined by the Board, or any Committee which is appointed by the Board to perform these duties, and may be based on one or more of the following milestones:

•	sale of the Corporation or substantially all of its assets;
•	obtaining significant funding;
•	acquisition of significant sales or reseller/distribution opportunities;
•	filing patent applications.

            Option-Based Award

            An option-based award is in the form of grants of options pursuant to the Plan. The objective of option-based awards is to reward NEOs, employees, consultants and directors for their individual performance at the discretion of the Board.

            The Corporation currently maintains a stock option plan, under which stock options have been granted and may be granted to purchase Shares. The Plan is administered by the Board and the process to grant option-based awards to executive officers and others is within the discretion of the directors. All previous grants of option-based awards are taken into account when considering new grants.

Compensation Source	Description of Compensation	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Performance Bonus (all NEOs)

NEOs will be eligible for a base performance bonus equivalent to a percentage (%) of their annual base salary, as calculated from time to time. The bonus shall be calculated in accordance with the bonus program to be determined by the Board, or any Committee which is appointed by the

Encourage and reward performances from the NEOs which result in positive developments for the Corporation

Compensation Source	Description of Compensation	Compensation Objectives
Board to perform these duties.

Bonuses will be assessed and paid on an annual basis on the following milestones:
• sale of the Corporation or substantially all of its assets;
• obtaining significant funding;
• acquisition of significant sales or reseller/distribution
  opportunities; or
• filing patent applications.
Stock Options	Equity grants are made in the form of stock options. The amount of the grant will be dependent on individual and corporate performance	Retain qualified leaders, motivate strong business performance

Summary Compensation Table

            The following table sets forth all compensation for services rendered in all capacities to the Corporation for the fiscal years ended December 31, 2013, 2012 and 2011 in respect of the NEOs. Except as set forth below, the Corporation had no other executive officers, or individuals acting in a similar capacity, whose total compensation during the fiscal year ended December 31, 2013 exceeded $150,000.

Name and Principal Position	Year	Salary ($) (1)	Share- based awards ($)	Option- based awards (2) ($)	Non-equity incentive plan compensation ($)	All other compensation (3) ($)	Total compensation ($)
Peter Tassiopoulos (4) Chief Executive Officer	2013 2012 2011	150,000 Nil Nil	Nil Nil Nil	129,611 Nil Nil	Nil Nil Nil	180,000 Nil Nil	459.611 Nil Nil
Mario Biasini (5) President and former Chief Executive Officer	2013 2012 2011	110,000 137,292 112,383	Nil Nil Nil	27,778 Nil Nil	Nil Nil Nil	Nil Nil Nil	137,778 137,292 112,383
T. Scott Worthington (6) Chief Financial Officer	2013 2012 2011	120,000 111,250 34,808	Nil Nil Nil	27,778 78,300 Nil	Nil Nil Nil	30,000 Nil Nil	177,778 189,250 34,808
John Morelli (7) Chief Technology Officer	2013 2012 2011	150,000 150,000 100,833	Nil Nil Nil	55,556 Nil Nil	Nil Nil Nil	75,000 Nil 53,110	280,556 150,000 153,943

Notes:

(1)	Salary includes payments that may have been made as consulting fees.
(2)

The fair value of the options issued were estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% and (IV) an expected life of 3 years.

(3)	Represents annual bonus payments.
(4)

Mr. Tassiopoulos became Chief Executive Officer as of March 4, 2013. Mr. Tassiopoulos is entitled to receive a base salary, benefits and a performance bonus payable upon the achievement of certain goals and corporate objectives. See “Termination and Change of Control Benefits”.

(5)	Mr. Biasini served as the Chief Executive Officer of the Corporation from October 2010 to March 2013 and has been President since October 2010.
(6)	Mr. Worthington became Chief Financial Officer on December 1, 2011. From August 2011 to December 1, 2011, Mr. Worthington was a consultant to the Corporation.
(7)

Mr. Morelli is a consultant to the Corporation and also served as the Corporation’s Chief Technology Officer for the period January 2011 to March 7, 2014, when he also resigned as an officer and director of the Corporation in order to focus his time on his development activities.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

            The following table sets forth the options granted to the NEOs to purchase securities of the Corporation outstanding at the end of the most recently completed financial year ended December 31, 2013.

Name	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter Tassiopoulos	100,000 100,000	0.85 2.68	March 4, 2013 September 16, 2013	571,000 388,000	25,000 75,000	142,750 291,000
Mario Biasini	25,000	2.68	September 16, 2013	97,000	18,750	72,750
T. Scott Worthington	150,000 100,000 25,000	0.85 0.85 2.68	January 16, 2012 September 9, 2012 September 16, 2013	856,500 571,000 97,000	- 66,667 18,750	- 380,669 72,750
John Morelli	50,000	2.68	September 16, 2013	194,000	37,500	145,500

Notes:

(1)	Based on closing share price of $6.56 as at December 31, 2013.

Incentive Plan Awards – Value Vested or Earned During the Year

            The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended December 31, 2013.

Name	Option-based awards – value vested during the year(1) ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Peter Tassiopoulos	286,250	Nil	Nil
Mario Biasini	73,354	Nil	Nil
T. Scott Worthington	19,688	Nil	Nil
John Morelli	39,375	Nil	Nil

Note:

(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date.

Stock Option Plan

            Effective December 20, 2012, in conjunction with the Corporation’s Amalgamation Agreement, the shareholders of the Corporation approved a “rolling” stock option plan, which reserves for issuance up to a maximum of 10% of the issued and outstanding Shares from time to time. With the approval of the shareholders, the Corporation’s stock option plan was amended and restated on September 16, 2013 from a 10% “rolling” stock option plan to a fixed stock option plan authorizing the issuance of up to 20% of the then current issued and outstanding Shares. Assuming approval of the Amendment Resolution, the maximum number of shares to be issued under the Plan shall be 4,650,000.

            The purpose of the Plan is to provide compensation opportunities to directors, officers, employees and consultants to align their interests with those of shareholders and to assist in attracting and retaining individuals of exceptional ability. Subject to the requirements of the Plan, the Board has the authority to select those directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which Shares may be purchased.

            In addition to the proposed amendment set forth in “IV. Amendment Corporation’s Stock Option Plan – Increase of Number of Options Available”, the key features of the Plan are as follows:

  Eligible participants are full-time and part-time employees, officers and directors of, or consultants to, the Corporation or its affiliates, which may be designated from time to time by the directors of the Corporation.

  The fixed maximum percentage of Shares issuable under the Plan is 20% of the issued and outstanding Shares as of the date of this Circular.

  The Board determines the exercise price of each option at the time the option is granted, provided that such price is not lower than the “market price” of Shares at the time the option is granted, pursuant to the rules of the TSX Venture Exchange (the “Exchange”), or another stock exchange where the majority of the trading volume and value of Shares occurs, immediately preceding the relevant date.

  Unless otherwise determined by the Board, each option becomes exercisable as to 331/3% on a cumulative basis, at the end of each of the first, second and third year anniversary following the date of grant.

  The period of time during which a particular option may be exercised is determined by the Board, subject to any employment contract or consulting contract, provided that no such option term shall exceed 10 years.

  Options may terminate prior to expiry of the option term in the following circumstances: (i) on the death, disability or retirement of an optionee, options vested as at the date of such event are immediately exercisable until the earlier of 365 days from such date and expiry of the option term; and (ii) if an optionee ceases to be a director, officer, employee and consultant of the Corporation for any reason other than death, disability or retirement, including receipt of notice from the Corporation of the termination of his, her or its employment contract or consulting contract, options vested as at the date termination are exercisable until the earlier of 90 days following such date (which date may be extended by the Board to a date that is 12 months following such date) and expiry of the option term.

  In the event of (i) the Corporation accepts an offer to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or in the event that holders of greater than 50% of the Corporation’s outstanding Shares accept an offer made to all or substantially all of the holders of the Shares of the Corporation to purchase in excess of 50.1% of the current issued and outstanding Shares, or (ii) the Corporation accepts an offer to sell all or substantially all of its property and assets so that the Corporation shall cease to operate as an active business, then at the discretion of the Board at the time of grant or at any time thereafter, all unvested options shall, without any further action on behalf of the Corporation be automatically vested and may be exercised within a specified period thereafter.

  Options and rights related thereto held by an optionee are not to be assignable or transferable except on the death of the optionee.

  The Board may from time to time in its absolute discretion amend, modify and change the provisions of the Plan or any options granted pursuant to the Plan, provided that any amendment, modification or change to the provisions of the Plan or any options granted pursuant to the Plan shall not adversely alter or impair any option previously granted and be subject to regulatory approvals, including, where applicable, the approval of the Exchange in various circumstances as more particularly set forth in the Plan.

  The Board may discontinue the Plan at any time without consent of the participants under the Plan provided that such discontinuance shall not adversely alter or impair any option previously granted.

            As at April 23, 2014, there were an aggregate of 2,910,000 options to purchase Shares outstanding.

Securities Authorized for Issuance under Equity Compensation Plans

            The following table sets forth certain information as at December 31, 2013, being the Corporation’s most recently completed financial year, with respect to the Plan under which equity securities of the Corporation are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	2,810,000	$1.18	384,999
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,810,000	$1.18	384,999

Note:

(1)	Based on the Plan as approved and adopted on September 16, 2013.

Termination and Change of Control Benefits

            Pursuant to a consulting services contract dated March 1, 2013 between the Corporation and P&T Associates Inc., the Corporation retained the services of Peter Tassiopoulos as Chief Executive Officer. Mr. Tassiopoulos is eligible for performance bonuses, at the sole discretion of the Board of Directors, and financial bonuses at market rates in the event the Corporation completes future non-brokered financings or other capital transactions, up to and including full divestiture of the Corporation or its assets, on a sliding scale of 1% to 5% of the transaction value. In the event of termination of Mr. Tassiopoulos’ retainer without cause, Mr. Tassiopoulos is entitled to a lump sum payment equal to 6 months’ of his retainer (excluding bonus) if such termination is within the first twelve months of his retainer, and if it is thereafter, then two additional months of retainer for each additional completed year of his retainer, to a maximum of 18 months and any unpaid expenses incurred to the date of termination.

            Pursuant to an employment contract dated December 1, 2011, as amended on February 1, 2012, between the Corporation and Scott Worthington, Mr. Worthington is entitled to receive a base salary of $150,000, plus benefits and a performance bonus payable upon the achievement of certain goals and corporate objectives. During certain periods in calendar 2013, Mr. Worthington agreed to waive a portion of his base salary and to work a reduced workweek until the Corporation reached a stronger level of operations and financial position to warrant Mr. Worthington’s full-time involvement. In the event of termination of Mr. Worthington’s employment without cause, Mr. Worthington is entitled to receive a lump sum payment equal to 6 months’ base salary, plus one additional month of base salary for each completed one year of employment, to a maximum of 12 months, any accrued but unused vacation pay under the Employment Standards Act (Ontario), and any unpaid expenses incurred to the date of termination.

            Pursuant to a consulting services contract dated January 1, 2012 between the Corporation and GFM Digital Logics Inc., the Corporation retained the services of John Morelli as Chief Technology Officer. Mr. Morelli is entitled to receive a monthly payment of $12,500 and is eligible for financial bonuses at the discretion of the Board. Mr. Morelli is not entitled to any further compensation if the Corporation elects to terminate these consulting arrangements. On March 7, 2014, Mr. Morelli resigned as a director and officer of the Corporation and assumed the role of Vice-President of Research and Development to focus on development activities.

            The Corporation has not entered into an employment or other management contract with Mr. Biasini.

Director Compensation

            The following table sets forth compensation information for the year ended December 31, 2013 for the directors that are not NEOs:

Name	Fees Earned (1) ($)	Share- based awards ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation ($)	Total ($)
Eric Kelly (3), (4)	Nil	Nil	242,778	Nil	242,778
Peter Ashkin (4)	20,000	Nil	32,444	Nil	52,444
Glenn Bowman (4)	20,000	Nil	32,444	Nil	52,444
Jason Meretsky (4)	20,000	Nil	32,444	Nil	52,444

Notes:

(1)

For the period from January to August 2013, the Corporation accrued, but did not pay, Messrs. Ashkin, Bowman and Meretsky, being non-management directors, the sum of $2,500 per month, which is payable in cash or, at the option of the Corporation, in shares. At the September 16, 2013 meeting of the Board of Directors, the independent directors waived any further accruals and have deferred the payment of the accrued fees. Given the early nature of the business, the Board felt it appropriate to conserve cash and to more closely align the non-management directors’ interests with that of the shareholders by granting options by way of compensation for services.

(2)

The fair value of the options issued were estimated at the date of grant using the Black-Scholes model with the following weighted average assumptions: (I) dividend yield of 0%; (II) expected volatility of 60%; (III) a risk free interest rate of 1.71% and (IV) an expected life of 3 years.

(3)

On July 15, 2014, Mr. Kelly, the Chairman of the Board, was awarded stock options to purchase 850,000 Shares at an exercise price of $0.65 per share, which option grant was ratified by the shareholders of the Corporation on September 16, 2013.

(4)	On September 16, 2013, Mr. Ashkin, Mr. Bowman, Mr. Kelly and Mr. Meretsky were each awarded stock options to purchase 25,000 Shares at an exercise price of $2.68 per share.

CORPORATE GOVERNANCE

General

            National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Each reporting issuer, such as the Corporation, must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Corporation’s required annual disclosure of its corporate governance practices.

Board of Directors

            NI 58-101, together with Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”), provides that a director is “independent” if the director has no direct or indirect material relationship with the issuer, a “material relationship” being one which could, in the view of the issuer’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgment. To facilitate independence, the Corporation is committed to the following practices:

1)	to expand the Board’s composition through the recruitment of strong, independent directors;

2)	to adhere to the independence requirements of the Exchange and applicable securities legislation relating to the composition of the Board; and

3)	to ensure that all committees of the Board are constituted of a majority of independent directors, and solely independent directors, if possible.

            The Board has determined that the following individuals are independent during the year ended December 31, 2013 within the meaning of NI 58-101 and NI 52-110: Peter Ashkin, Glenn Bowman and Eric Kelly, who joined the Board as of July 15, 2013. As Jason D. Meretsky has received more than $75,000 in direct compensation from the Corporation for the provision of legal services during the prior 12 months, he is not considered independent as per the definition set forth in NI 52-110. The Board has determined that Mario Biasini and Peter Tassiopoulos are not independent because of their positions as officers of the Corporation (holding the position of President and Chief Executive Officer of the Corporation, respectively). As a result, the Board is currently comprised of three independent directors, which satisfies the requirements of Exchange Policy 3.1 Directors, Officer, Other Insiders & Personnel and Corporate Governance, being at least two independent directors.

Directorships

            The Board has a policy of reviewing directorships and committee appointments held by directors in other public companies, ensuring each director is able to fulfill his duties and that conflicts of interest are avoided. No director serves on the board of any other public company with any other director of the Corporation. The following table sets forth details regarding other public company directorships and committee appointments currently held by the Corporation’s directors:

Director	Name of Reporting Issuer	Name of Exchange or Market	Position	Committee Appointments
Peter Ashkin	None
Mario Biasini	None
Glenn Bowman	Rockcliff Resources Inc.	TSXV		Audit
Eric Kelly	Overland Storage, Inc.	Nasdaq	Director, President & Chief Executive Officer
Jason D. Meretsky	None
Peter Tassiopoulos	Argentium Resources	CSE	Director

Orientation and Continuing Education

            The Board has not adopted a formal policy on the orientation and continuing education of new and current directors. When a new director is appointed, the Board delegates individual directors the responsibility for providing an orientation and education program for such new director. This may be delivered through informal meetings between the new directors and the Board and senior management, complemented by presentations on the main areas of the Corporation’s business. When required, the Board may arrange for topical seminars to be provided to members of the Board or committees of the Board. Such seminars may be provided by one or more members of the Board and management or by external professionals.

Measures to Encourage Ethical Business Conduct

            The directors are required to abide by all relevant regulatory rules and regulations. The Board monitors compliance by requiring directors and officers to declare any conflicts of interest or any other situation that could represent a potential violation of any applicable rules and regulations. When applicable, the Board will receive reports from management regarding any allegations of unethical conduct.

Nomination of Directors

            During 2013, the Board as a whole was responsible for identifying and evaluating qualified candidates for nomination to the Board. In identifying candidates, the Board considers the competence and skills that the Board considers to be necessary for the Board, as a whole, to possess; the competencies and skills that the Board considers each existing director to possess; the competencies and skills that each new nominee will bring to the Board; and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director.

            Effective March 21, 2013, the Board established a Nominating and Governance Committee as a standing committee of the Board, the primary function of which is to oversee corporate governance activities as described above. See “Corporate Governance – Assessment of Directors, the Board and Board Committees”.

Assessment of Directors, the Board and Board Committees

            The Board does not have at this time any formal policies to evaluate the effectiveness of the Board, the Audit and Compensation Committees or individual directors. The Board may appoint a special committee of directors to evaluate the Board and its committees and to assess the contribution of its individual directors and to recommend any modifications to the functioning and governance of the Board and its committees. To date, the Board has not appointed any such special committee of directors to perform such analysis.

Board Committees

            The Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The Board, Audit Committee, Compensation Committee and the Nominating and Governance Committee’s mandate, organization, powers and responsibilities, along with other Corporate Governance documents can be found on the Corporation’s website at http://www.sphere3d.com/investors-corporate-governance.

Audit Committee

            The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which includes monitoring the quality and integrity of the Corporation’s financial statements and the independence and performance of the Corporation’s external auditor, acting as a liaison between the Board and the Corporation’s external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management that the Board has established.

            Audit Committee Charter

            The Board has adopted the Audit Committee Charter which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The Audit Committee Charter is attached as Schedule “A” to this Circular.

            Composition of the Audit Committee

            The Audit Committee during the year ended December 31, 2013, consisted of the following directors: Mr. Glenn Bowman (Chair), Mr. Eric Kelly, Mr. Peter Ashkin and Mr. Jason Meretsky. Messrs. Bowman, Kelly and Ashkin are independent and Mr. Meretsky was not considered independent as the aggregate direct consideration received from his law firm for legal services provided to the Corporation exceeded $75,000 in the prior 12 month period as per the definition set forth in NI 52-110. Notwithstanding, the Board has determined in its reasonable judgment that Mr. Meretsky is able to exercise the impartial judgment necessary to fulfill his responsibilities as an Audit Committee member and his appointment is in the best interests of the Corporation and its shareholders. Each of the members of the Audit Committee are “financially literate” within the meaning of NI 52-110.

            Effective April 10, 2014, Mr. Meretsky ceased to be a member of the Audit Committee. As a result, all of the members of the Audit Committee consist of independent directors as per the definition set forth in NI 52-110.

            Relevant Education and Experience

            Details of Messrs. Bowman, Kelly, Ashkin and Meretsky’s relevant Education and Experience can be found under “II. Election of Directors” of this Circular.

            Audit Committee Oversight

            At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

            Exemption

            The Corporation is relying on the exemption provided by section 6.1 of NI 52-110 that provides that the Corporation, as a venture issuer, is not required to comply with Part 5 (Reporting Obligations) of NI 52-110.

            Reliance on Certain Exemptions

            At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 (De Minimis Non-audit Services) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) thereof.

            Pre-Approval Policies and Procedures

            The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board, and, where applicable, the Audit Committee, on a case-by-case basis.

            External Auditor Service Fees (By Category)

            The following table sets forth information about the fees billed to the Corporation for professional services rendered by the current auditors of the Corporation for fiscal years 2013 and 2012, respectively:

	2013	2012

Audit Fees	$28,325	$20,600
Quarterly Review Fees	$1,957	Nil
Tax Fees	$5,150	$5,665
All other Fees	$824	$19,570
Total:	$36,256	$45,835

Compensation Committee

            The Compensation Committee is a standing committee of the Board, the primary function of which is to appoint and compensate the Chief Executive Officer, review the appointment and compensation of senior management, succession planning, assisting the Board in setting objectives for the Chief Executive Officer, reviewing and administering the Corporation’s long-term incentive plans(s), and reviewing the Corporation’s general human resources policies.

            A majority of the Compensation Committee is comprised of independent directors according to the definition of “independence” set out in NI 52-110 as it applies to the Board. The Compensation Committee during the year ended December 31, 2013, consisted of the following directors: Mr. Peter Ashkin (Chair), Mr. Eric Kelly, Mr. Glenn Bowman and Mr. Jason Meretsky. Messrs. Bowman, Kelly and Ashkin are independent and Mr. Meretsky was not considered independent as the aggregate direct consideration received from his law firm for legal services provided to the Corporation exceeded $75,000 in the prior 12 month period as per the definition set forth in NI 52-110.

            No compensation consultant or advisor was retained by the Corporation during the fiscal year ended December 31, 2013.

Corporate Governance

            During calendar 2013, the Board as a took responsibility for corporate governance, including, without limitation, all matters relating to the stewardship role of the Board in respect of the management of the Corporation, Board size and composition including the identification of new nominees to the Board and leading the candidate selection process, and orientation of new members, Board compensation and such procedures as may be necessary to allow the Board to function independently of management.

            The Board, under the direction of the Chairman annually reviews and assesses the effectiveness of the Board as a whole, the membership of the Board committees, the mandates and activities of each committee and the contribution of individual directors and will make such recommendations to the Board arising out of such review as it deems appropriate.

            Effective March 21, 2013, the Board established a Nominating and Governance Committee as a standing committee of the Board, the primary function of which is to oversee corporate governance activities as described above.

            A majority of the Nominating and Governance Committee is comprised of independent directors according to the definition of “independence” set out in NI 52-110 as it applies to the Board. The Nominating and Governance Committee consists of the following directors: Mr. Jason Meretsky (Chair), Mr. Peter Ashkin, Mr. Eric Kelly and Mr. Glenn Bowman. Messrs. Bowman, Kelly and Ashkin are independent and Mr. Meretsky was not considered independent as the aggregate direct consideration received from his law firm for legal services provided to the Corporation exceeded $75,000 in the prior 12 month period as per the definition set forth in NI 52-110.

            Effective April 10, 2014, Mr. Meretsky ceased to be a member of the Nominating and Governance Committee and Mr. Kelly assumed the role of Chairman. As a result, all of the members of the Nominating and Governance Committee consist of independent directors as per the definition set forth in NI 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

            No director, executive officer, employee or former director, executive officer or employee of the Corporation or any associate of any such director or executive officer is or has been, at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or its subsidiaries, nor at any time since the beginning of the most recently completed financial year of the Corporation has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

            The Corporation has directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation in the aggregate amount of $10,000,000 for the year ended December 8, 2014, consisting of: (i) a primary policy of $5,000,000, having a deductible amount of $25,000 for each corporate reimbursement claim and security claim, for a total annual premium of $16,000, and (ii) an excess policy of $5,000,000, having a deductible amount of $25,000 for each corporate reimbursement claim and security claim, for a total annual premium of $10,500.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

            Except as disclosed in this Circular, the directors of the Corporation are not aware of any material interest, direct or indirect, of any person who has been a director or officer of the Corporation at any time since the beginning of the Corporation’s last completed financial year, any proposed nominee for election as a director or any associate of any of the foregoing persons, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors. All of the directors and officers may be granted options pursuant to the Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

            Except as disclosed in this Circular, neither the Corporation, nor any director or officer of the Corporation, nor any insider of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any one of them, has or has had, at any time since the commencement of the Corporation’s last completed financial year, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER MATTERS TO BE ACTED UPON

            There are no other matters to be considered at the Meeting which are known to the directors or senior officers of the Corporation at this time. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting, and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

            Additional information relating to the Corporation may be found on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators at www.sedar.com. Financial information regarding the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Shareholders of the Corporation may contact the Corporation at 240 Matheson Blvd. East, Mississauga, ON L4Z 1X1 to request copies of the Corporation’s financial statements and management’s discussion and analysis.

DIRECTORS’ APPROVAL

             The contents and sending of this Circular have been approved by the directors of the Corporation.

            DATED as of the 25th day of April, 2014.

BY ORDER OF THE BOARD OF
DIRECTORS

“Eric Kelly”

Eric L. Kelly
Chairman

Schedule “A”

Audit Committee Charter

AUDIT COMMITTEE MANDATE

1	Purpose	2

2	Composition	2

3	Meetings	2

4	Duties and Responsibilities	3

4.1	Financial Reporting	3

4.2	Disclosure Controls, Internal Controls and Risk Management	5

4.3	External Auditors	6

4.4	Compliance	9

5	Reporting	10

6	Minutes	11

7	Review and Evaluation	11

8	Chair	11

9	Removal and Vacancies	11

10	Access to Outside Advisors	12

11	Definitions	12

1	Purpose

The Audit Committee will assist the Board of Directors of Sphere 3D Corporation in its oversight of the integrity and reliability of the Corporation’s accounting principles and practices, financial statements and other financial reporting, and disclosure principles and practices used by the Corporation’s management. In compliance with the Multilateral Instrument 52-110 and the applicable rules and regulations of the United States Securities and Exchange Commission and the NASDAQ Listing Rules, the Audit Committee shall have responsibility over administering (i) the qualifications, independence and performance of the independent auditors (hereafter also referred to as the “external auditors”) of the Corporation, (ii) the establishment by management of an adequate system of internal controls and procedures, (iii) the effectiveness of the internal controls and procedures, and (iv) the compliance by the Corporation with legal and regulatory requirements.

2	Composition

The Board of Directors will appoint the Audit Committee members and an Audit Committee Chair. The Audit Committee shall be composed of three members of the Board of Directors. Each Audit Committee member will be Financially Literate. One member of the Audit Committee shall be considered a “financial expert” as defined by the United States Securities and Exchange Commission. The composition and qualifications of all Audit Committee members shall comply with all applicable legal and regulatory requirements and will be kept current as regulations evolve. Each member of the Audit Committee shall be an Independent Director.

3	Meetings

The Audit Committee will meet at least four times per year and at least once every fiscal quarter, with authority to convene additional meetings, as circumstances require. All Audit Committee members are expected to attend each meeting, in person or via telephone conference. The Audit Committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. It will hold private meetings with auditors and executive sessions. The Audit Committee may meet privately with any single member of management or any combination of members of management, as it deems appropriate. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes will be prepared.

4	Duties and Responsibilities

	4.1	Financial Reporting

4.1.1

Review with management and the external auditors any items of concern, any proposed changes in the selection or application of major accounting policies and the reasons for the change, any identified risks and uncertainties, and any issues requiring management judgment, to the extent that the foregoing may be material to financial reporting.

4.1.2

Consider any matter required to be communicated to the Audit Committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards, including the external auditors’ report to the Audit Committee (and management’s response thereto) on: (i) all critical accounting policies and practices used by the Corporation; (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (iii) any other material written communications between the external auditors and management.

4.1.3

Require the external auditors to present and discuss with the Audit Committee their views about the quality, not just the acceptability, of the implementation of generally accepted accounting principles with particular focus on accounting estimates and judgments made by management and their selection of accounting principles.

4.1.4

Discuss with management and the external auditors (i) any accounting adjustments that were noted or proposed (i.e., immaterial or otherwise) by the external auditors but were not reflected in the financial statements; (ii) any material correcting adjustments that were identified by the external auditors in accordance with generally accepted accounting principles or applicable law; (iii) any communication reflecting a difference of opinion between the audit team and the external auditors’ national office on material auditing or accounting issues raised by the engagement; and (iv) any “management” or “internal control” letter issued, or proposed to be issued, by the external auditors to the Corporation.

4.1.5

Discuss with management and the external auditors any significant financial reporting issues considered during the fiscal period and the method of resolution. Resolve disagreements between management and the external auditors regarding financial reporting.

4.1.6	Review with management and the external auditors (i) any off-balance sheet financing mechanisms being used by the Corporation and their effect on the

Corporation’s financial statements; and (ii) the effect of regulatory and accounting initiatives on the Corporation’s financial statements, including the potential impact of proposed initiatives.

4.1.7

Review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed or reflected in the financial statements.

4.1.8

Review with the external auditors any audit problems or difficulties experienced by the external auditors in performing the audit, including any restrictions or limitations imposed by management, and management’s response. Resolve any disagreements between management and the external auditors regarding these matters.

4.1.9

Review the results of the external auditors’ audit work including findings and recommendations, management’s response, and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

4.1.10

Review and discuss with management and the external auditors the audited annual financial statements and related management’s discussion and analysis, make recommendations to the Board with respect to approval thereof, before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods.

4.1.11

Review and discuss with management and the external auditors all interim unaudited financial statements and quarterly reports and related interim management’s discussion and analysis and make recommendations to the Board with respect to the approval thereof, before being released to the public.

4.1.12	Review all earnings press releases. Discuss the type and presentation to be included in earnings releases (paying particular attention to any use of pro forma or “adjusted” non-GAAP information).

4.1.13	Review all other press releases containing financial information based upon the

Corporation’s financial statements prior to their release or earnings guidance.

4.1.14

Approve the appointment and replacement of the Chief Financial Officer and review with the Chief Financial Officer the appointment and replacement of other members of senior management who will be involved in financial reporting.

4.1.15	In conjunction with the Corporate Governance and Compensation Committee, review succession plans for the Chief Financial Officer.

4.1.16	Review the necessary information to file the Annual Information Form, if required by applicable legislation to be filed, and to distribute management information circular as required by Form 52-110F1.

4.2	Disclosure Controls, Internal Controls and Risk Management

4.2.1

Review the adequacy of the internal controls over financial reporting that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies.

	4.2.2	Review the disclosure controls and procedures that have been adopted by the Corporation to confirm that:

		4.2.2.1	adequate procedures are in place for the review of all other audited or unaudited financial information extracted or derived from the

Corporation’s financial statements which is to be contained in public disclosure documents (including without limitation, any prospectus, or other offering or public disclosure documents and financial statements requested by regulatory authorities); and

		4.2.2.2	material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed.

4.2.3	Review periodically the Corporation’s policies with respect to financial risks, including the steps taken to monitor and control such risks.

4.3	External Auditors

4.3.1

Responsible for the appointment, compensation, retention and oversight of the work of any External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation.

4.3.2	Instruct the external auditors that:

4.3.2.1	they are ultimately accountable to the Board and the Audit Committee, as representatives of shareholders; and

4.3.2.2	they must report directly to the Audit Committee.

4.3.3

Confirm that the external auditors have direct and open communication with the Audit Committee and that the external auditors meet regularly with the Audit Committee without management present to discuss any matters that the Audit Committee or the external auditors believe should be discussed privately.

4.3.4	Evaluate the external auditors’ qualifications, performance, and independence and report its conclusions to the Board. As part of that evaluation, the Audit Committee will:

4.3.4.1

at least annually, request and review a formal report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditors’ independence) all relationships between the external auditors and the Corporation, including the amount of fees received by the external auditors for the audit services and for various types of non-audit services for the periods prescribed by applicable law;

4.3.4.2

annually review and confirm with management and the external auditors the independence of the external auditors, including the extent of non-audit services and fees, the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services, the timing and process for implementing the rotation of the lead audit partner, reviewing partner and other partners providing audit services for the Corporation, whether there should be a regular rotation of the audit firm itself, and whether there has been a “cooling off” period of one year for any former employees of the external auditors who are now employees with a financial oversight role, in order to assure compliance with applicable law on such matters; and

4.3.4.3	annually review and evaluate senior members of the external audit team, including their expertise and qualifications, taking into account the opinions of management and the internal auditor.

4.3.5	Review and approve the Corporation’s policies for hiring employees and former employees of the external auditors. Such policies should include, at minimum, a one-year hiring “cooling off” period.

4.3.6

Meet with the external auditors to review and approve the annual audit plan of the Corporation’s financial statements prior to the annual audit being undertaken by the external auditors, including reviewing the year-to-year co-ordination of the audit plan and the planning, staffing and extent of the scope of the annual audit. This review should include an explanation from the external auditors of the factors considered by the external auditors in determining their audit scope, including major risk factors. The external auditors will report to the Audit Committee all significant changes to the approved audit plan.

4.3.7	Review and recommend to the Board the basis and amount of the external auditors’ fees with respect to the annual audit in light of all relevant matters.

4.3.8

Review and pre-approve all non-audit service engagement fees and terms in accordance with applicable law, including those provided to the subsidiaries of the Corporation by the external auditors or any other person in its capacity as external auditors of such subsidiary. The Audit Committee may delegate this responsibility to one or more members who will present the pre-approvals to the full Audit Committee at its next scheduled meeting. If desired, the Audit Committee may establish specific policies and procedures for the engagement of the external auditors to perform non-audit services, provided that (i) the pre-approval policies and procedures are detailed as to the particular service to be provided; (ii) the Audit Committee’s responsibilities are not delegated to management; and (iii) the Audit Committee is informed of each non-audit service for which the external auditors are engaged. Between scheduled Audit Committee meetings, the Chair of the Audit Committee, on behalf of the Audit Committee, is authorized to pre-approve any audit or non-audit service engagement fees and terms. At the next Audit Committee meeting, the Chair of the Audit Committee will report to the Audit Committee any such pre-approval given.

4.4	Compliance

4.4.1

Monitor compliance by the Corporation with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the Corporation personally liable.

	4.4.2	Obtain regular updates from management regarding compliance with laws and regulations and the process in place to monitor such compliance.

4.4.3

Review, with corporate counsel where required, any litigation, claims, tax assessments, transactions, material inquiries from regulators and government agencies or other contingencies which may have a material impact on financial results or which may otherwise affect the financial well-being of the Corporation the findings of any examination by regulatory authorities and any external auditors' observations relating to such matters.

	4.4.4	Establish and oversee the procedures in a Code of Ethics Policy to address:

4.4.4.1	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

4.4.4.2	the confidential, anonymous submission by employees of concerns regarding such matters.

4.4.5	Receive periodically a summary report from the Corporate Secretary on such matters as required by any Code of Ethics Policy.

4.4.6	Monitor related party transactions and confirm that any political and charitable donations conform to policies and budgets approved by the Board.

4.4.7	Monitor management of hedging, insurance, debt and credit, and make recommendations to the Board respecting policies for management of such risks, and review the Corporation’s compliance therewith.

4.4.8	Review on an annual basis the expenses submitted for reimbursement by the Chief Executive Officer.

5	Reporting

The Audit Committee will regularly report to the Board on:

	5.1	The independence of the external auditors.

	5.2	The performance of the external auditors and the Audit Committee’s recommendations regarding its re-appointment or termination.

	5.3	The adequacy of the Corporation’s internal controls over financial reporting and disclosure controls.

5.4	Its recommendations regarding the annual and interim financial statements of the Corporation, including any issues with respect to the quality or integrity of the financial statements.

5.5	Its review of the annual and interim management’s discussion and analysis.

5.6	The Corporation’s compliance with legal and regulatory requirements related to financial reporting.

5.7	All other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

6	Minutes

Minutes will be kept of each meeting of the Audit Committee and will be available to each member of the Board. Any action of the Audit Committee (other than actions for which the Audit Committee has sole authority as set forth herein) shall be subject to revision, modification, rescission, or alteration by the Board.

7	Review and Evaluation

The Audit Committee will annually review and evaluate the adequacy of its mandate and recommend any proposed changes to the Corporate Governance and Compensation Committee. The Audit Committee will participate in an annual performance evaluation by the Corporate Governance and Compensation Committee, the results of which will be reviewed by the Board.

8	Chair

Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair of the Audit Committee, the incumbent Chair of the Audit Committee will continue in office until a successor is appointed.

9	Removal and Vacancies

Any member of the Audit Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Audit Committee upon ceasing to be a director. The Board may fill vacancies on the Audit Committee by appointment from among its members. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all its powers so long as a quorum (at least two committee members) remains in office. Subject to the foregoing, each member of the Audit Committee shall remain as such until the next annual meeting of shareholders after that member's election.

10	Access to Outside Advisors

The Audit Committee may, without seeking approval of the Board or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it, acting reasonably, deems appropriate. The Corporation will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the Audit Committee.

11	Definitions

Legal terms used in this Mandate have the meanings attributed to them below. Terms not otherwise defined herein have the meanings attributed to them in Multilateral Instrument 52-110, as amended from time to time.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Independent Director” means a director who meets the requirements set forth in Rule 5605 of the NASDAQ Listing Rules, Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and Multilateral Instrument 52-110.

Schedule “B”

Second Amended and Restated Stock Option Plan

SPHERE 3D CORPORATION

SECOND AMENDED AND RESTATED STOCK OPTION PLAN

~~SEPTEMBER 16, 2013~~

MAY 27, 2014

TABLE OF CONTENTS

1.	PURPOSE		1
	1.1	Purpose	1
2.	INTERPRETATION		1
	2.1	Definitions	1
	2.2	Interpretation	5
3.	ADMINISTRATION		6
	3.1	Administration	6
	3.2	Shares Reserved	~~8~~7
	3.3	Eligibility	8
4.	OPTIONS		8
	4.1	Grants	8
	4.2	Exercise Price	~~9~~8
	4.3	Term of Options	9
	4.4	Vesting of Options	9
	4.5	Option Agreements	9
	4.6	Exercise of Option	9
	4.7	Misconduct of Optionee	10
	4.8	Prohibition on Transfer of Options and Shares	10
	4.9	Death, Disability or Retirement of Optionee	~~11~~10
	4.10	Termination of Employment or Services by Reason other than Death, Disability or Retirement	~~12~~11
	4.11	Change of Control	13
	4.12	Discretion to Permit Exercise	~~14~~13
	4.13	Limits on Grants	14
	4.14	Terms or Amendments Requiring Disinterested Shareholder Approval	14
5.	GENERAL		14
	5.1	Capital Adjustments	14
	5.2	Conditions of Exercise	15
	5.3	Amendment and Termination	~~16~~15
	5.4	Status as Shareholder	16
	5.5	Withholding Taxes	16
	5.6	Non-Exclusivity and Corporate Action	~~17~~16
	5.7	Employment and Board of Directors Position Non-Contractual	17
	5.8	Indemnification	17
	5.9	Notices	17
	5.10	Governing Law	~~18~~17
	5.11	Effective Date	18

EXHIBITS

Exhibit “A”	–	Option Agreement
Exhibit “B”	–	Notice of Exercise
~~Exhibit “C”~~	~~–~~ 	~~Notice of Transfer~~

SPHERE 3D CORPORATION
AMENDED AND RESTATED STOCK OPTION PLAN

1.          PURPOSE

1.1        Purpose

The purpose of the Plan is to advance the interests of the Corporation by attracting, retaining and motivating persons as directors, officers, key employees and consultants of the Corporation and its Affiliated Corporations and providing them with a greater incentive to develop and promote the growth and success of the Corporation by granting to them options to purchase shares in the capital of the Corporation.

2.          INTERPRETATION

2.1        Definitions

For the purposes of the Plan, unless they are otherwise defined elsewhere herein, the following terms have the following meanings, respectively:

(a)	“Affiliate” has the meaning set forth in the Securities Act (Ontario), as amended from time to time;

(b)	“Affiliated Corporation” is a corporation which is an “affiliate” (as such term is defined in the Securities Act (Ontario), as amended from time to time) of the Corporation;

(c)

“Applicable Law” means the requirements relating to the administration of stock option plans under the applicable corporate and securities laws of Ontario and Canada, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction which apply to Options granted under the Plan;

(d)	“Board” means the board of directors of the Corporation;

(e)	“Business Day” means a day that is not a Saturday, a Sunday or a statutory or legal holiday in Toronto, Ontario;

(f)

“Cause” means any act or omission by the Optionee which would in law permit an employer to, without notice or payment in lieu of notice, terminate the Optionee’s employment or services, and shall include, w ithout limitation, the meaning attributed thereto in the employment agreement or consulting agreement, as may be applicable, of such Optionee;

(g)	“Committee” has the meaning set forth in subsection 3.1(c) hereof;

(h)

“Consultant Optionee” means an individual, other than an Employee Optionee or an Executive Optionee, that: (i) is engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or to an Affiliated Corporation under a written contract between the Corporation or the Affiliated Corporation and the individual or a consultant company or consultant partnership of the individual; and (ii) in the Corporation’s reasonable opinion, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or that of an Affiliated Corporation; and shall include, other than for the purposes of Sections 4.9, 4.11 and 4.12, any registered retirement savings plans or registered retirement income funds established by or for the individual consultant (or under which the individual consultant is a beneficiary); for purposes of this paragraph, “consultant company” means, for an individual consultant, a company of which the individual consultant is an employee or shareholder and “consultant partnership” means, for an individual consultant, a partnership of which the individual consultant is an employee or partner;

(i)	“Corporation” means Sphere 3D Corporation and includes any successor corporation thereto;

(j)	“Date of Grant” means, for any Option, the date specified by the Board at the time it grants the Option or, if no such date is specified, the date upon which the Option was granted;

(k)

“Disability” means the mental or physical state of the Optionee such that, as a result of illness, disease, mental or physical disability or similar cause, the Optionee has been unable to fulfil his or her obligations as an employee or consultant of the Corporation or an Affiliated Corporation either for any consecutive six-month period or for any period of nine months (whether or not consecutive) in any consecutive 12-month period, provided that, where the Optionee has entered into a written employment or consulting agreement with the Corporation or an Affiliated Corporation, “Disability” will have the meaning attributed to that term, or the term equivalent in concept, contained in that employment or consulting agreement;

(l)

“Disinterested Shareholder Approval” means approval by a majority of the votes cast by all the Corporation’s shareholders at a duly constituted shareholders’ meeting, excluding votes attached to Shares beneficially owned by Insiders who are service providers or their associates;

(m)	“Eligible Person” means a Consultant Optionee, Employee Optionee or Executive Optionee;

~~(n)~~

“~~Eligible Transferee” means, in respect of a particular Optionee, such of the following as have specifically been designated by the Board as an Eligible Transferee of such Optionee: (i) a registered retirement savings plan or a registered retirement investment fund, of which the Optionee is the beneficiary;~~

	~~(ii)~~	~~the spouse, child, or grandchild of the Optionee; (ii) a Holding Company; and~~

	~~(iv)~~	~~a trust, the beneficiaries of which are the Optionee and/or the spouse,~~

~~children, grandchildren or and/or other direct lineal descendants of the Optionee;~~

(n)

~~(o)~~ “Employee Optionee” means a current full-time or part-time employee or contract employee of the Corporation or of an Affiliated Corporation and shall include, other than for the purposes of Sections 4.9, 4.11 and 4.12, any registered retirement savings plans or registered income funds established by or for the employee (or under which such employee is the beneficiary) and a Holding Company of such individual;

(o)

~~(p)~~ “Exchange” means the stock exchange or quotation system and, where the context permits, includes all other stock exchanges and quotation systems designated by the Board, on which the Shares are or may be listed or quoted from time to time (provided that if, for the purposes of the Plan it is necessary to have reference to a single Exchange, then such Exchange shall be any stock exchange or quotation system on which the Shares are then listed or quoted as designated by the Board);

(p)

~~(q)~~ “Executive Optionee” means a current director or an officer of the Corporation or of an Affiliated Corporation and shall include, other than for the purposes of Sections 4.9, 4.11 and 4.12, any registered retirement savings plans or registered retirement income funds established by or for the individual director or officer (or under which such director or officer is the beneficiary) and a Holding Company of such individual;

(q)	~~(r)~~ “Exercise Price” has the meaning set forth in Section 4.2 hereof;

(r)	~~(s)~~ “Fair Market Value” means, at any date in respect of Shares,

(i)

in the event such Shares are not listed or quoted for trading on any stock exchange or quotation system, an amount, determined by the Board in its sole discretion, to be reflective of the cash price which would be obtained as at the relevant date if the Shares which are the subject of a transaction of purchase and sale were sold without compulsion to a willing and knowledgeable purchaser acting at arm’s length (as such term is defined in the Income Tax Act (Canada)); or

(ii)

the closing price of such Shares on the Exchange on the last Business Day preceding such date (or, if the Board expressly provides in respect of a particular designation, such closing price on such date). In the event that such Shares did not trade on such Business Day, the Fair Market Value shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such date or such other price determined by the Board, acting reasonably;

(s)	~~(t)~~ “Holding Company” means a corporation wholly-owned and controlled by an Optionee;

(t)	~~(u)~~ “Insider” has the meaning set forth in the Securities Act (Ontario), as amended from time to time;

(u)	~~(v)~~ “Option” means a right granted to an Eligible Person to purchase Shares on the terms of the Plan;

(v)

~~(w)~~ “Optionee” means the Eligible Person to whom an Option has been granted ~~and includes, other than for the purposes of Sections 4.9, 4.11 and 4.12 hereof, any Eligible Transferee to whom an Optionee has transferred an Option in accordance with the terms of the Plan~~;

(w)	~~(x)~~ “Option Agreement” has the meaning set forth in Section 4.5 hereof;

(x)	~~(y)~~ “Outstanding Shares” means at the relevant time, the number of issued and outstanding Shares of the Corporation from time to time;

(y)

~~(z)~~ “Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association or organization, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(z)	~~(aa)~~ “Plan” means this stock option plan of the Corporation (as the same may be amended or varied from time to time);

(aa)

~~(bb)~~ “Public Company” means a corporation, any portion of the shares of which is freely tradeable to and between members of the public without the requirement of filing a prospectus or similar document and the shares of which are traded on a published market (being any market on which shares are traded or quoted for trading if the prices at which they have been traded or quoted on that market are regularly published in a newspaper or business or financial publication of general and regular paid circulation);

(bb)

~~(cc)~~ “Retirement” means retirement from active employment with the Corporation or an Affiliated Corporation at or after the age of 65 or, with the consent for the purposes of the Plan of such officer of the Corporation or an Affiliated Corporation as may be designated by the Board, at or after such earlier age and upon the completion of such years of service as the Board may specify;

(cc)

~~(dd)~~ “Shares” means the common shares in the capital of the Corporation as constituted from time to time or, in the event of an adjustment contemplated by Section 5.1 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(dd)	~~(ee)~~ “Termination Date” means:

(i)

in the case of an Employee Optionee or Executive Optionee whose employment or term of office with the Corporation or an Affiliated Corporation, as the case may be, terminates in the circumstances set out in Sections 4.11 or 4.12 hereof, the date that is designated by the Corporation or an Affiliated Corporation, as the case may be, as the last day of the

Optionee’s employment or term of office with the Corporation or an Affiliated Corporation, as the case may be, and “Termination Date” specifically does not mean the date on which any period of contractual or reasonable notice that the Corporation or an Affiliated Corporation, as the case may be, may be required by contract or at law to provide to the Optionee would expire;

(ii)

in the case of an Executive Optionee who received Options in his or her capacity as a director of the Corporation or an Affiliated Corporation, the date which is the earliest of (A) the date that such Executive Optionee resigns as a director of the Corporation or an Affiliated Corporation; (B) the date that such Executive Optionee is not re-elected as a director; and (C) the date that such Executive Optionee is removed from the board of directors of the Corporation or an Affiliated Corporation; and

(iii)

in the case of a Consultant Optionee whose consulting agreement or arrangement with the Corporation or an Affiliated Corporation, as the case may be, terminates in the circumstances set out in Sections 4.11 or 4.12 hereof, the date that is designated by the Corporation or an Affiliated Corporation, as the case may be, as the date on which the Optionee’s consulting agreement or arrangement is terminated, and “Termination Date” specifically does not mean the date on which any period of notice of termination that the Corporation or an Affiliated Corporation, as the case may be, may be required to provide to the Optionee under the terms of the consulting agreement or arrangement would expire;

or such later date as may be determined by the Board in the case of Options granted to a specific Optionee;

(ee)

~~(ff)~~ “~~Transfer~~transfer” includes any sale, exchange, assignment, gift, bequest, disposition, hypothecation, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and the words “~~Transferred”, “Transferring~~transferred”, “transferring” and similar words have corresponding meanings; and

(ff)	~~(gg)~~ “Vesting Schedule” has the meaning set forth in Section 4.4 hereof.

2.2        Interpretation

(a)

Whenever the Board or, where applicable, the Committee is to exercise discretion in the administration of the terms and conditions of the Pla n, the term “discretion” means the sole and absolute discretion of the Board or the Committee, as the case may be.

(b)	As used herein, the terms “Article”, “Section”, “subsection” and paragraph” mean and refer to the specified Article, Section, subsection and paragraph hereof, respectively.

(c)	Words importing the singular number only include the plural and vice versa, and words indicating gender include all genders.

(d)	In the Plan, a Person is considered to be “controlled” by a Person if:

	(i)	in the case of a corporation or similar entity,

(A) voting securities of the first-mentioned Person carrying more than 50% of the votes ordinarily exercisable at meetings of shareholders of the corporation are held, otherwise than by way of security only, by or for the benefit of the other Person; and

(B) the votes carried by such securities are entitled, if exercised, to elect a majority of the directors of the first -mentioned Person;

	(ii)	in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned Person holds more than 50% of the interests in the partnership; or

	(iii)	in the case of a limited partnership, the general partner is the second- mentioned Person.

3.	ADMINISTRATION

3.1	Administration

(a)

If any of the Shares are listed or quoted for trading on the Exchange, the Plan shall be administered by the Board in accordance with the rules and policies of the Exchange in respect of employee stock option plans. The Board shall receive recommendations of management and shall determine and designate from time to time those Eligible Persons to whom an Option should be granted, the number of Shares which will be optioned from time to time to any Eligible Person and the terms and conditions of the Option.

(b)

Subject to Applicable Law, subsection 3.1(c) hereof and the limitations of the Plan, the Plan will be administered by the Board and the Board has the sole and complete authority, in its discretion, to:

(i)	determine which Persons are Eligible Persons;

(ii)	~~(i)~~  grant Options to Eligible Persons;

(iii)	~~(ii)~~  determine the terms, limitations, restrictions and conditions upon such grants;

(iv)	~~(iii)~~ interpret and construe the terms and conditions of the Plan and the Options;

(v)	~~(iv)~~ adopt, amend and rescind such administrative guidelines and other rules relating to the Plan as the Board may from time to time deem advisable; and

(vi)	~~(v)~~ make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as the Board may deem necessary or advisable.

The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the Plan. The Committee may adopt special guidelines and provisions for Persons who are residing in, or subject to, the taxes of, any jurisdiction outside of Canada (including, without limitation, countries, states, provinces and localities) to comply with applicable tax, and securities and other laws and may impose any limitations and restrictions that it deems necessary to comply with the applicable tax, securities and other laws of such jurisdiction outside of Canada.

Any decision, interpretation or other action made or taken in good faith by or at the direction of the Corporation, the Board or the Committee or any of its members arising out of or in connection with the Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Corporation, Optionees and their respective heirs, executors, administrators, successors and permitted assigns.

The Board’s interpretation, construction or determination of its guidelines and rules will be conclusive and binding upon all parties concerned. The day-to-day administration of the Plan may be delegated to such officers and employees of the Corporation or of an Affiliated Corporation as the Board may in its sole discretion determine.

(c)

To the extent permitted by Applicable Law, the Board may, from time to time, delegate to a committee (the “Committee”) of the Board all or any of the powers conferred on the Board under the Plan. In such event, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of the Plan in this context is final and conclusive. If the Committee is appointed, the Board shall designate one of the members of the Committee as chairman and the Committee shall hold meetings, subject to the by-laws of the Corporation, at such times and places as it shall deem advisable; including, without limitation, by telephone conference or by written consent to the extent permitted by Applicable Law. A majority of the Committee members shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by all the Committee members in accordance with the by-laws of the Corporation shall be fully as effective as if it had been made by a vote at a meeting duly called and held. The Committee shall keep minutes of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.2	Shares Reserved

(a)

Options may be granted in respect of authorized and unissued Shares. Subject to any change by the Board in its sole and absolute discretion, Applicable Law and any shareholder or other approval which may be required, and subject further to any adjustments pursuant to section 5.1, the maximum aggregate number of Shares which may be reserved by the Corporation for issuance under the Plan shall not exceed 3,375,000 or such greater number of Shares as may be determined by the Board and approved by the Exchange and, if required, by the shareholders of the Corporation, from time to time.

(b)

Any Shares subject to an Option which has been granted under the Plan and which is cancelled or terminated for any reason without having been exercised will be added back to the number of Shares reserved for issuance under the Plan and such Shares will again be available for grant under the Plan. No fractional Shares may be issued, and the Board may determine the manner in which any fractional Share value will be treated.

3.3        Eligibility

Participation in the Plan shall be limited to Eligible Persons. Participation shall be voluntary and the extent to which any Eligible Person shall be entitled to participate in the Plan shall be, subject to the terms of the Plan and Applicable Law, determined in the sole and absolute discretion of the Board. Eligibility to participate does not confer upon any Optionee any right to be granted Options pursuant to the Plan.

4.	OPTIONS

4.1	Grants

(a)	The Board may, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant Options to any Eligible Person.

(b)

Subject to the Plan, the Board may impose limitations, restrictions and conditions, in addition to those set out in the Plan, that are applicable to the exercise of an Option, including, without limitation, the nature and duration of any restrictions applicable to a sale or other disposition of Shares acquired upon exercise of an Option and the nature of events, if any, that may cause any Optionee’s rights in respect of Shares acquired upon exercise of an Option to be forfeited and the duration of the period of such forfeiture.

(c)	An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

4.2        Exercise Price

Subject to Applicable Law and to adjustment from time to time in accordance with Section 5.1 hereof, the exercise price (the “Exercise Price”) of an Option granted pursuant to the Plan will be as determined by the Board at such time as such Option is allocated under the Plan but in any event shall not be less than the Fair Market Value.

4.3        Term of Options

Subject to any accelerated termination as set forth in the Plan, Options must expire no later than ten (10) years after the Date of Grant or such lesser period as applicable regulatory authorities or Applicable Law may require.

4.4        Vesting of Options

(a)

The Board may determine, in its sole discretion, in respect of an Option, when an Option will become exercisable and the extent to which an Option will vest or will be exercisable in instalments (the “Vesting Schedule”) and such Vesting Schedule shall be set forth in the applicable Option Agreement. For example, the Board may, in its sole discretion, provide that the vesting of an Option be dependent on the passage of time and/or on the achievement of specified milestones or thresholds. Options will generally vest and therefore be exercisable as to one-third of the Shares under such Option on each of the first, second and third year anniversary of the Date of Grant of the Option. The Board may accelerate the date upon which an Option or any instalment thereof becomes exercisable.

(b)

Once a portion of an Option vests and becomes exercisable, it shall remain exercisable until expiration or termination of such Option in accordance with, among other sections, Section 4.6, unless otherwise specified by the Board in connection with the grant of such Option.

4.5        Option Agreements

Each Option must be confirmed by an agreement (an “Option Agreement”), in the form of the option agreement attached hereto as Exhibit “A” (as may be amended by the Board from time to time, and with such changes thereto as may be necessary for any particular Option to a particular Optionee), signed by the Corporation and by the Optionee. ~~In the event an Option is Transferred in accordance with the terms of the Plan, it shall be a condition to the effectiveness of such Transfer that the Eligible Transferee enter into an Option Agreement on the same terms and conditions.~~

4.6        Exercise of Option

(a)	Each Option grant or any part thereof may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable.

(b)

In order to exercise an Option, an Optionee shall deliver to the Corporation at its registered office (or other office designated in writing by the Corporation to the Optionee), a completed Notice of Exercise substantially in the form attached hereto as Exhibit “B”. Such notice shall specify the number of Shares the Optionee desires to purchase and shall be accompanied by payment in full of the Exercise Price for such Shares. Subject to the provisions of the immediately following sentence, payment may be made by bank draft or certified cheque payable to the order of the Corporation at the time of exercise. Upon receipt of payment in full, the number of Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable.

4.7	Misconduct of Optionee

In the event that the Board determines in good faith that an Optionee has:

(i)	used for profit or materially harmed the Corporation by disclosing to unauthorized Persons confidential information or trade secrets of the Corporation;

(ii)	materially breached any contract with or materially violated any fiduciary obligation to the Corporation or become involved with a competitor of the Corporation; or

(iii)	engaged in any illegal insider trading or other unlawful activity in relation to the Corporation;

then, effective as of the date notice of such misconduct is given by the Corporation to such Optionee, any further rights to exercise the Options granted to such Optionee shall be forfeited, unless the Board shall determine otherwise.

4.8        Prohibition on Transfer of Options and Shares

(a)

~~Subject to the other provisions of this Section 4.8 and Section 4.9, an~~An Option is personal to the Optionee and is non-assignable~~, other than by will or laws of descent and distribution, and~~ and non-transferable, and subject to Section 4.9, such Option shall be exercisable during the Optionee’s lifetime only by the Optionee to which such Option has been granted. No Optionee may deal with any Option or any interest in it ~~or Transfer any Option~~ now or hereafter held by the Optionee except in accordance with the Plan. If an Optionee’s Holding Company ~~ceases to be wholly-owned by the Optionee, the Holding Company will be deemed to have Transferred any Options held by such Holding Company to the Optionee. A purported Transfer~~A purported transfer of any Option ~~in violation of the Plan~~ will not be valid and the Corporation will not be required to issue any Shares upon the attempted exercise ~~of an improperly Transferred Option. Nothing contained herein shall permit any Optionee to transfer any Option, whether to an Eligible Transferee or otherwise, without the prior written consent of the Board. Subject to Applicable Law and subject to the prior written consent of the Board, an Option may be transferred to and from the Optionee and an Eligible Transferee provided that the transferor delivers to the Corporation at its registered office a completed Notice of Transfer substantially in the form attached hereto as “Exhibit C”.~~ thereof.

(b)

~~Options and~~ Shares issued upon exercise ~~thereof~~of Options are subject to transfer and resale restrictions pursuant to the constating documents of the Corporation, any existing shareholders agreement and Applicable Law. The Optionee is responsible for obtaining such legal advice as may be appropriate in connection with any transfer or resale of Options and Shares issued upon the exercise thereof.

4.9	Death, Disability or Retirement of Optionee

If,

(a)	an Employee Optionee or an Executive Optionee dies or becomes Disabled while an employee, director or officer of the Corporation or an Affiliated Corporation, as the case may be;

(b)	a Consultant Optionee’s consulting agreement or arrangement with the

Corporation or an Affiliated Corporation, as the case may be, is terminated by reason of the death or Disability of such Optionee; or

(c)	the employment or term of office of an Employee Optionee or an Executive Optionee with the Corporation or an Affiliated Corporation, as the case may be, terminates due to Retirement,

then

(d)

the executor, administrator or other legal representative of such Optionee’s estate or such Optionee, as the case may be, may exercise any Options granted to such Optionee to the extent that such Options were exercisable at the date of such death, Disability or Retirement and the right to exercise such Options shall terminate on the earlier of:

	(i)	the date that is 180 days from the date of such Optionee’s death, Disability or Retirement; and

	(ii)	the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be,

provided that any Options granted to such Optionee that were not exercisable at the date of the death, Disability or Retirement shall immediately expire and be cancelled on such date; and

(e)	such Optionee’s eligibility to receive further grants of Options under the Plan shall cease as of the date of such Optionee’s death, Disability or Retirement, as the case may be.

4.10	Termination of Employment or Services by Reason other than Death, Disability or Retirement

(a)

Where, in the case of an Employee Optionee or Executive Optionee, an Optionee’s employment or term of office with the Corporation or an Affiliated Company ceases by reason of the Optionee’s death, Disability or Retirement, then the provisions of Section 4.9 hereof shall apply.

(b)	Where, in the case of an Employee Optionee or Executive Optionee, an Optionee’s employment or term of office with the Corporation or an Affiliated Corporation terminates by reason of:

(i)

termination by the Corporation or an Affiliated Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice);

	(ii)	voluntary resignation by such Optionee; or

(iii)

in the case of an Executive Optionee who received Options in his or her capacity as a director of the Corporation or an Affiliated Corporation, the failure of such Executive Optionee to be re-elected as a director or the removal of such Executive Optionee from the board of directors of the Corporation or an Affiliated Corporation, then any Options granted to such Optionee that are exercisable at the Termination Date shall continue to be exercisable until the earlier of: (A) the date that is 90 days following the Termination Date (which date may be extended by the Board at any time prior to the Termination Date to the date that is 12 months following the Termination Date); and (B) the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be. Any Options granted to such Optionee that are not exercisable at the Termination Date shall immediately expire and be cancelled on the Termination Date.

(c)

Where, in the case of an Employee Optionee or Executive Optionee, such Optionee’s employment or term of office with the Corporation or an Affiliated Corporation is terminated by the Corporation or an Affiliated Corporation for Cause, then any Options granted to such Optionee, whether or not exercisable at the Termination Date, shall immediately expire and be cancelled on the Termination Date contemporaneously with such termination.

(d)	Where, in the case of a Consultant Optionee, such Optionee’s consulting agreement or arrangement terminates by reason of:

(i)

termination by the Corporation or an Affiliated Corporation for any reason other than for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in such Optionee’s consulting agreement or arrangement); or

(ii)	voluntary termination by such Optionee,

then any Options granted to such Optionee that are exercisable at the Termination Date shall continue to be exercisable until the earlier of: (A) the date that is 90 days following the Termination Date (which date may be extended by the Board at any time prior to the Termination Date to the date that is 12 months following the Termination Date); and (B) the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be. Any Options granted to such Optionee that are not exercisable at the Termination Date shall immediately expire and be cancelled on such date.

(e)

Where, in the case of a Consultant Optionee, such Optionee’s consulting agreement or arrangement is terminated by the Corporation or an Affiliated Corporation for material breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in such Optionee’s consulting agreement or arrangement), then any Options granted to such Optionee, whether or not such Options are exercisable at the Termination Date, shall immediately expire and be cancelled on the Termination Date contemporaneously with such termination.

(f)

Unless the Board, in its discretion, otherwise determines at any time and from time to time, Options shall not be affected by any change of employment or consulting arrangement within or among the Corporation or an Affiliated Corporation for so long as an Employee Optionee continues to be an employee of the Corporation or an Affiliated Corporation, or for so long as the Executive Optionee continues to be a director or officer of the Corporation or an Affiliated Corporation, or for so long as the Consultant Optionee continues to be engaged as a consultant to the Corporation or an Affiliated Corporation, as the case may be. For greater certainty, if an Optionee ceases to be an Executive Optionee but remains an Employee Optionee, the Options granted to such Optionee shall not be affected by such change.

4.11      Change of Control

Notwithstanding anything contained to the contrary in this Plan, the Board may, at the time of issuance of the Option or at any time prior to the exercise of the Option, amend the Option to provide that in the event that:

(a)

the Corporation accepts an offer to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or in the event that holders of greater than 50% of the Corporation’s outstanding Shares accept an offer made to all or substantially all of the holders of the Shares of the Corporation to purchase in excess of 50.1% of the current issued and outstanding Shares, or

(b)

the sale by the Corporation of all or substantially all of the assets of the Corporation, either as an entirety or substantially as an entirety, so that the Corporation shall cease to operate as an active business, then all of the unvested Options shall, without any further action on behalf of the Corporation, be automatically vested. Each Optionee shall thereafter be entitled to exercise all of such Options at any time up to and including, but not after the earlier of: (i) the close of business on that date which is thirty (30) days following the date of acceptance by the Corporation of such transaction; and (ii) the close of business on the expiration date of the Option. Upon the expiration of such thirty (30) day period, all rights of the Optionee to such Options or to the exercise of same (to the extent not theretofore exercised) shall ipso facto terminate and have no further force or effect whatsoever.

4.12      Discretion to Permit Exercise

Notwithstanding the provisions of Sections 4.9 and 4.10 hereof, the Board may, in its sole discretion, at any time prior to or following the events contemplated in such Sections, permit the exercise of any or all Options held by an Optionee in the manner and on the terms authorized by the Board, provided that the Board shall not, in any case, authorize the execution of an Option pursuant to this Section beyond the date of expiration specified in the Option Agreement or in the resolution of the Board granting such Option, as the case may be.

4.13      Limits on Grants

No Options shall be issued to any Eligible Person if such issuance could result, at any time, in:

(a)

the aggregate number of Options granted under this Plan, together with any securities issued or granted pursuant to any of the Corporation’s other share compensation arrangements, to any one Consultant Optionee in a 12-month period exceeding 2% of Outstanding Shares, calculated at the date an Option is granted to such Consultant; or

(b)

the aggregate number of Options granted under this Plan, together with any securities issued or granted pursuant to any of the Corporation’s other share compensation arrangement, to all Eligible Persons retained to provide investor relation services in any 12-month period exceeding 2% of Outstanding Shares, calculated at the date an Option is granted to any such Eligible Person.

4.14        ~~4.13~~ Terms or Amendments Requiring Disinterested Shareholder Approval

The Corporation will be required to obtain Disinterested Shareholder Approval prior to any of the following actions becoming effective:

(a)

the Plan, together with all of the Corporation’s other share compensation arrangements, could result at any time in:(i) the issuance the aggregate number of Options granted to any one ~~Consultant~~ Optionee~~, within~~ in a 12-month period~~, of a number of Common Shares~~ exceeding ~~2~~5% of Outstanding Shares~~;~~, calculated on the date an Option is granted to such Optionee; or

	(ii)	the issuance to all Eligible Persons providing investor relations services, within a ~~12-month period, of a number of Common Shares exceeding 2% of Outstanding Shares; or~~

(b)        any reduction in the Exercise Price of an Option previously granted to an Insider.

5.	GENERAL

5.1	Capital Adjustments

(a)

The existence of any Options shall not affect in any way the right and power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization, or any other change in the

Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this subsection 5.1(a) would have an adverse effect on the Plan or any Option granted hereunder.

(b)

If there is any change in the outstanding Shares by reason of a stock dividend, or split, recapitalization, consolidation, combination or exchange of shares or other similar corporate change, subject to any prior approval required of applicable regulatory authorities, the Board will make appropriate substitution or adjustment in:

	(i)	the Exercise Price of unexercised Options;

	(ii)	the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

	(iii)	the number and kind of shares subject to unexercised Options theretofore granted and in the Exercise Price of those shares,

provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares. The determination of the Board as to any adjustment, or as to there being no need for adjustment, will be final and binding on all parties concerned.

5.2        Conditions of Exercise

The Plan and Options are subject to the requirement that if at any time the Board determines that: (a) the listing, registration or qualification of the Shares subject to such Option upon any stock exchange or quotation system or under any provincial, state or federal law, or that the consent or approval of any governmental body, stock exchange or quotation system or of the holders of the Shares generally, is necessary or desirable, as a condition of, or in connection with the granting of such Option or the issuance of Shares upon the exercise thereof; or (b) the grant of an Option or the issuance of Shares upon the exercise thereof is in conflict with or is inconsistent with Applicable Law, no such Option may be granted or exercised in whole or in part unless such listing, registration, qualification, consent or approval has been effected or obtained or such conflict or inconsistency is no longer outstanding, each free of any conditions not acceptable to the Board. The Optionees shall, to the extent applicable, co-operate with the Corporation in relation to such registration, qualification or other approval and shall have no claim or cause of action against the Corporation or any of its officers or directors as a result of any failure by the Corporation to obtain or to take any steps to obtain any such registration, qualification, or approval.

5.3        Amendment and Termination

(a)

The Board may amend, suspend or terminate the Plan or any portion of it at any time in accordance with Applicable Law and subject to any required regulatory, Exchange or shareholder approval. However, subject to the terms hereof, unless consent is obtained from the Optionee affected, no amendment, suspension or termination may alter or impair any Options, or any rights related to Options, that were granted to that Optionee prior to the amendment, suspension or termination.

(b)

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules adopted by the Board and in force at the time of termination of the Plan will continue in effect as long as any Option remains outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or to any outstanding Option that the Board would have been entitled to make if the Plan were still in effect.

(c)

Subject to Applicable Law and to any necessary prior approval of applicable regulatory authorities and with the consent of the affected Optionee, the Board may amend or modify any outstanding Option in any manner, including, without limitation, by changing the date or dates as of which, or the price at which, an Option becomes exercisable, so long as the Board would have had the authority to grant initially the Option as so modified or amended. The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which Options may be exercised by any other Optionee.

5.4        Status as Shareholder

Optionees shall not have any rights as a shareholder with respect to Shares until:

(a)	full payment of the Exercise Price for the Shares has been made to the Corporation; and

(b)

the Optionee becomes a party to any existing shareholders agreement by executing and delivering to the Corporation an assumption agreement, in form and substance satisfactory to the Corporation whereby the Optionee agrees to be bound by any existing shareholders agreement.

Upon becoming a shareholder of the Corporation, an Optionee may only transfer Shares in accordance with and subject to Applicable Law and the constating documents of the Corporation.

5.5        Withholding Taxes

The exercise of each Option granted under the Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Corporation. In such circumstances, the Corporation may require that an Optionee pay to the Corporation, in addition to and in the same manner as the Exercise Price for the Shares, such amount as the Corporation is obliged to remit to the relevant taxing authority in respect of the exercise of the Option. Any such additional payment is due no later than the date as of which any amount with respect to the Option exercised first becomes includable in the gross income of the Optionee for tax purposes.

5.6        Non-Exclusivity and Corporate Action

(a)	Subject to any required regulatory or shareholder approval, nothing contained herein will prevent the Board from adopting other additional compensation arrangements for the benefit of any Optionee.

(b)

Nothing contained in the Plan or in the Options shall be construed so as to prevent the Corporation or any subsidiary of the Corporation from taking corporate action which is deemed by the Corporation or the subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan.

5.7        Employment and Board of Directors Position Non-Contractual

The granting of an Option to an Optionee under the Plan does not confer upon the Optionee any right to continue in the employment of the Corporation or any Affiliated Corporation or as a member of the Board, as the case may be, nor does it interfere in any way with the rights of the Optionee or of the Corporation’s rights to terminate the Optionee's employment or consulting arrangements at any time or of the shareholders' right to elect one or more directors of the Corporation.

5.8        Indemnification

Every member of the Board will at all times be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such Board member may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the Board member, otherwise by the Corporation, for or in respect of any act done or omitted by the Board member in respect of the Plan, such costs, charges and expenses to include any amount paid to settle such action, suite or proceeding or in satisfaction of any judgement rendered therein.

5.9        Notices

All written notices to be delivered by the Optionee to the Corporation may be delivered personally, by facsimile or by registered mail, addressed as follows:

240 Matheson Boulevard East
Mississauga, Ontario
L4Z 1X1

Attention:               Chief Financial Officer
Facsimile:                 (905) 282-9966

Any notice delivered by the Optionee pursuant to the terms of the Option shall not be effective until actually received by the Corporation at the above address. Any notice to be delivered to the Optionee shall be effective when delivered personally (effective at the time of delivery), by facsimile transmission (effective one day after transmission) or by registered mail to the last address of the Optionee on the records of the Corporation (which shall be deemed effective the third Business Day after mailing).

5.10      Governing Law

This Plan is created under and is to be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

5.11      Effective Date

This Second Amended and Restated Stock Option Plan will become effective as of ~~September 16, 2013~~May 27, 2014 upon its adoption by resolution of the Board and approval of shareholders of the Corporation.

EXHIBIT “A”

OPTION AGREEMENT

Optionee: _____________________________________________________
(Name)

_____________________________________________________

_____________________________________________________

_____________________________________________________
(Address)

Grant: _____________________________________________________
Maximum Number of Shares

Option Exercise Price: $ ______________________________per Share

Date of Grant:                 ____________________________, 20 _______

Expiry Date:                    ______________________________, 20 _______

Vesting Schedule:

Instalment	Date of Vesting (Milestone)	Number of Optioned Shares Vested	Cumulative Number of Optioned Shares Vested
1
2
3
4

This Option Agreement is made under and is subject in all respects to the Second Amended and Restated Stock Option Plan enacted on ~~September 16, 2013~~May 27, 2014 (and as may be supplemented and amended from time to time) (the “Plan”) of Sphere 3D Corporation (the “Corporation”), and the Plan is deemed to be incorporated in and to be part of this Option Agreement. The Optionee is deemed to have notice of and to be bound by all of the terms and provisions of the Plan as if the Plan was set forth in full herein (including the restrictions on transfer of the Options and the Shares issuable upon exercise thereof). In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of this Option Agreement shall prevail. The Plan contains provisions respecting termination and/or voiding of the Plan or the Option.

This Option Agreement evidences that the Optionee named above is entitled, subject to and in accordance with the Plan, to purchase up to but not more than the maximum number of Shares set out above at the option Exercise Price set out above upon delivery of an exercise form as annexed hereto duly completed and accompanied by certified cheque or bank draft for the aggregate Exercise Price.

The Optionee hereby agrees that: (a) any rule, regulation or determination, including the interpretation by the Board of the Plan, the Option granted hereunder and the exercise thereof, is final and conclusive for all purposes and binding on all Persons including the Corporation or Affiliated Corporation, as the case may be, and the Optionee; and (b) the grant of the Option does not affect in any way the right of the Corporation or any Affiliate Corporation to terminate the employment, retainer or office, as the case may be, of the Optionee.

This Option Agreement has been made in and is to be construed under and in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

This Option Agreement is not effective until countersigned by the Corporation and accepted by the Optionee.

Dated: ___________________________________, 20 ____

SPHERE 3D CORPORATION

By:
Name:
Title:
Authorized Signing Officer

I have read the foregoing Option Agreement and hereby accept the Option to purchase Shares in accordance with and subject to the terms and conditions of such Option Agreement and the Plan. I understand that I may review the complete Plan by contacting the Secretary of the Corporation. I agree to be bound by the terms and conditions of the Plan governing the option.

Accepted: ___________________________________________, 20 _____

Signature of Optionee

EXHIBIT “B”

NOTICE OF EXERCISE

To Exercise the Option, Complete and Return this Form

The undersigned Optionee (or his or her legal representative(s) permitted under the Second Amended and Restated Stock Option Plan enacted on ~~September 16, 2013~~May 27, 2014 (and as the same may be supplemented and amended from time to time) (the “Plan”) of Sphere 3D Corporation hereby irrevocably elects to exercise the Option for the number of Shares as set forth below:

(a)	Number of Options to be Exercised:	____________________________________________

(b)	Option Exercise Price per Share:	$____________________________________________

(c)	Aggregate Purchase Price

	[ (a) multiplied by (b) ]:	$ ____________________________________________

and hereby tenders a certified cheque or bank draft for such aggregate Exercise Price, and directs such Shares to be issued and registered in the name of the undersigned, all subject to and in accordance with the Plan. Unless otherwise defined herein, any capitalized terms used herein shall have the meaning ascribed to such terms in the Plan.

Dated: ________________________, 20 _______

)
)
	)	Name of Optionee
)
)
)
Witness to the Signature of:	)	Signature of Optionee

Address of Optionee

~~EXHIBIT “C”~~

~~NOTICE OF TRANSFER~~

~~To Request Permission to Transfer an Option, Complete and Return This Form Along with the Original Option Agreement~~

~~The undersigned Optionee (or his or her legal representative(s) permitted under the Amended and Restated Stock Option Plan enacted on September 16, 2013 (and as the same may be supplemented and amended from time to time) (the “Plan”) of Sphere 3D Corporation hereby irrevocably requests permission to transfer the Option evidenced by the attached Option Agreement to the undersigned Person(s), each of whom the Optionee hereby certifies is an Eligible Transferee in accordance with Sections 4.5 and 4.8 of the Plan:~~

~~Direction as to Registration:   ____________________________________________~~
                                                                                    ~~Name of Registered Holder(s)~~

____________________________________________

~~____________________________________________~~
~~Address of Registered Holder(s)~~

~~The undersigned Optionee hereby directs such Option(s) to be registered in the name(s) of such Eligible Transferee(s). Unless they are otherwise defined herein, any defined terms used herein shall have the meaning ascribed to such terms in the Plan.~~

~~Dated: ________________________________, 20 _____~~

)
)
)
)
~~Witness to the Signature of:~~	~~)~~ 	~~Name of Optionee~~